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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69902

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 _____ AND ENDING 06/30/22 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OLD CITY SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

445 CENTRAL AVENUE, SUITE 328

(No. and Street)

CEDARHURST	NY	11516
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MMARRONE@OLDCITYSEC
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WITHUMSMITH & BROWN, PC

(Name – if individual, state last, first, and middle name)

506 CARNEGIE CTR, STE 400	PRINCETON	NJ	08540
(Address)	(City)	(State)	(Zip Code)
10/08/2003		100	
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, EYTAN FELDMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OLD CITY SECURITIES LLC, as of JUNE 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRINCIPAL, CCO

[signature]
Notary Public

IRA M. SCHARAGA
Notary Public, State of New York
No. 02SC4708172
Qualified in Nassau County
Commission Expires July 31, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ *(m) Information relating to possession or control requirements for customers under* 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OLD CITY SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2022

OLD CITY SECURITIES LLC

TABLE OF CONTENTS

JUNE 30, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Those Charged with Governance of
Old City Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Old City Securities LLC (the "Company"), as of June 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

New York, New York

September 29, 2022

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

OLD CITY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

ASSETS

Current Assets

Cash	$	1,047,841
Accounts receivable		6,319,863
Right of use asset		461,903
Fixed assets, net of accumulated depreciation of $12,872		26,971
Other assets		70,621
Total Assets	$	7,927,199

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Commissions payable	$3,281,217
Lease liability	474,757
Accounts payable and accrued expenses	99,464
Total Liabilities	3,855,438

MEMBERS' EQUITY

Managing Member - 800 units outstanding	2,317,610
Other Member - 200 units outstanding	1,754,151
Total Members' Equity - 5,000 units authorized:	
1,000 units issued and outstanding	4,071,761
Total Liabilities and Members' Equity	$ 7,927,199

The accompanying notes are an integral part of these financial statements.

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities Exchange Commission.

Note 1 - Business Summary

Old City Securities LLC (the "Company") is a Limited Liability Company registered to do business in the state of New York on April 25, 2014. The capital structure of the Company consists of one class of common units. The Company is authorized to issue 5,000 units. As of June 30, 2022, 800 units have been issued and are outstanding to the managing member and 200 units have been issued and are outstanding for the other member. The Managing Member has the authority to issue additional units or create new classes of units. Liability of the Members is limited to their capital contribution to the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is also a member of the National Futures Association (NFA). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

The Company introduces accredited investors to private investments, hedge funds, long only funds and to the advisers to such funds, for which the Company receives fee income.

Note 2 - Summary of Significant Accounting Policies

Cash

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with account principles generally accepted in the United States of America ("GAAP"). The Company's year-end is June 30.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a Limited Liability Company and is a disregarded entity for income tax purposes. Therefore, no provisions for federal or state taxes are made by the Company. Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings.

Tax expense of $351,441 for the year ended June 30, 2022, results from the New York City "Unincorporated Business Tax" (UBT) of $100,345 and $251,096 in Pass-Through Entity tax (PTET). The statutory UBT rate is 4% of net income after adjustments for the year ended June 30, 2022.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at June 30, 2022.

Note 3 - Concentration of Credit Risk

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, the Company's balances may exceed these limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Note 4 - Regulatory Requirements

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2022 the Company had net capital of $935,523, which was $709,286 in excess of its required net capital of $226,237. The Company's ratio of aggregate indebtedness to net capital at June 30, 2022 was 3.63 to 1.

Exemption from Rule 15c3-3

The Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

Note 5 - Right of Use Asset and Lease Liability

The Company recognizes and measures its leases in accordance with FASB ASC 842 and used the modified retrospective approach in adopting the new standard. The Company has identified its arrangements that are within the scope of the guidance and has evaluated its leases, which is primarily comprised of an operating real estate lease for its New York office, as detailed below.

The Company occupies office space in New York City. The current lease runs through July 2022. On April 5, 2022 the lease was extended for an additional period of three years and two month, running from June 1, 2022 through July 31, 2025. The lease was determined to be an operating lease. The Company recorded rent expense for the fiscal year ending June 30,2022 of $195,042, which is included in rent and utilities on the statement of operations. The Company doesn't have any other lease or finance lease arrangements.

Note 5 - Right of Use Asset and Lease Liability (continued)

The lease doesn't contain a renewal option but can be extended on a month to month basis at the end of the lease. The Company based the right of use asset and lease liability on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has recorded a right of use asset on its statement of financial condition as of June 30, 2022 of $461,903, and a lease liability of $474,757. The cost for the operating lease was $190,910 for the twelve months ended June 30, 2022 and operating cash flow paid for lease liability during the same period was $181,299. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate at June 1, 2022 of 1.74%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of June 30, 2022, are as follows:

Year Ending June 30,	Lease	Less Discount Amount	Total Lease Liability
2023	$ 145,308	$ 7,271	$ 138,037
2024	162,450	4,607	157,843
2025	166,511	1,806	164,705
2026	14,193	21	14,172
	$ 488,462	$ 13,705	$ 474,757

Note 6 - Members' Capital

Income or loss is allocated to the Members in accordance with their respective Membership Units. The Company considers whether membership units held by employees are considered members' capital or compensation arrangements based on the terms and conditions of the membership units. The terms and conditions of the membership units include call and put options which may result in the Company having the right but not the obligation to repurchase certain membership units. All membership units held by employees are accounted for as members' capital.

Note 7 - Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of July 1, 2021 and June 30, 2022 the accounts receivable balance was $3,601,907 and $6,319,863, respectively. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There were no contract assets as of July 1, 2021 and June 30, 2022.

Note 7 - Receivables and Contract Balances (continued)

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2021 and June 30, 2022 contract liabilities were $68,613 and $-0-, respectively.

Note 8 – Paycheck Protection Program Loan

On May 4, 2020, the Company received loan proceeds in the amount of $152,200 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

On August 13, 2021 the Small Business Administration ("SBA") forgave the full amount of the outstanding loan.

Note 9 – Other Risks and Uncertainties

The Company continues to monitor and work with the management teams of the affiliated companies to which the Company provides services to navigate the significant market, operational and economic challenges created by the continuing COVID-19 pandemic. This has impacted the companies to which the Company provide services and the broader financial markets in general. The investment portfolio of these affiliated companies continues to be focused on a diversified mix of industries and sectors, and the Company believes they have effectively and efficiently responded to the challenges posed by COVID-19 and related orders imposed by state and local governments. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain, but the Company believes it has a sufficient level of liquidity to support its capital needs.

Note 10 - Subsequent Events

These financial statements were approved by management and available for issuance on September 29, 2022. Subsequent events have been evaluated through that date.